Exhibit 99.1

MIND C.T.I. LTD.

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

Notice is hereby given that an Annual General Meeting of Shareholders (the "Meeting") of MIND C.T.I. Ltd. (the "Company") will be held on August 9, 2017, at 10:00 A.M. (Israel time), at the offices of the Company, Industrial Park, Building 7, second floor, Yoqneam 2069202, Israel, for the following purposes:

(i)
to re-appoint Brightman Almagor Zohar (member of Deloitte Touche Tohmatsu), as the Company’s independent auditor until the close of the following Annual General Meeting and to authorize the Board of Directors of the Company to determine its remuneration or to delegate the Audit Committee thereof to do so;

(ii)	to approve the re-election of Mr. Mihail Rotenberg as a Class II director of the Company until the 2020 Annual General Meeting;

(iii)	to approve the election of Mr. Meir Nissensohn as a Class III director of the Company until the 2018 Annual General Meeting;

(iv)	to approve the election of Mr. Joseph Tenne as a Class II director of the Company until the 2020 Annual General Meeting;

(v)	to approve the compensation of each non-executive director;

(vi)	to re-approve Ms. Monica Iancu's bonus plan; and

(vii)	to discuss the Company’s audited financial statements for the year ended December 31, 2016.

Shareholders of record at the close of business on July 6, 2017 are entitled to notice of, and to vote at, the Meeting.  All shareholders are cordially invited to attend the Meeting in person.

Shareholders who are unable to attend the Meeting in person are requested to complete, date and sign the enclosed form of proxy and to return it promptly in the pre-addressed envelope provided. No postage is required if mailed in the United States.  Shareholders who attend the Meeting may revoke their proxies and vote their shares in person.  All proxies must be received at least 72 hours prior to time fixed for the Meeting.

Joint holders of shares should take note that, pursuant to Article 32(d) of the Articles of Association of the Company, the vote of the senior of the joint shares who tenders a vote, in person or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holder(s).  For this purpose seniority will be determined by the order in which the names stand in the Company’s Register of Shareholders.

By Order of the Board of Directors,

Monica Iancu
Chief Executive Officer

Dated: June 20, 2017

MIND C.T.I. LTD.
Industrial Park, Building 7
Yoqneam 2069202, Israel

PROXY STATEMENT

This Proxy Statement is furnished to the holders of ordinary shares, par value NIS 0.01 per share (the "Ordinary Shares"), of Mind C.T.I. Ltd. (the "Company") in connection with the solicitation by the Board of Directors of proxies for use at the 2017 Annual General Meeting of Shareholders (the "Meeting"), or at any adjournment or postponements thereof, pursuant to the accompanying Notice of Annual General Meeting of Shareholders.  The Meeting will be held on August 9, 2017, at 10:00 A.M. (Israel time), at the offices of the Company, Industrial Park, Building 7, Yoqneam 2069202, Israel.

The agenda of the Meeting shall be as follows:

(i)
to re-appoint Brightman Almagor Zohar (member of Deloitte Touche Tohmatsu), as the Company’s independent auditor until the close of the following Company’s Annual General Meeting and to authorize the Board of Directors of the Company to determine its remuneration or to delegate the Audit Committee thereof to do so;

(ii)	to approve the re-election of Mr. Mihail Rotenberg as a Class II director of the Company until the 2020 Annual General Meeting;

(iii)	to approve the election of Mr. Meir Nissensohn as a Class III director of the Company until the 2018 Annual General Meeting;

(iv)	to approve the election of Mr. Joseph Tenne as a Class II director of the Company until the 2020 Annual General Meeting;

(v)	to approve the compensation of each non-executive director;

(vi)	to re-approve Ms. Monica Iancu's bonus plan; and

(vii)	to discuss the Company’s audited financial statements for the year ended December 31, 2016.

The Company currently is not aware of any other matters that will come before the Meeting. If any other matters properly come before the Meeting, the persons designated as proxies intend to vote in accordance with their judgment on such matters.

A form of proxy for use at the Meeting and a return envelope for the proxy are enclosed. Shareholders may revoke the authority granted by their execution of proxies at any time before the exercise thereof by filing with the Company a written notice of revocation or duly executed proxy bearing a later date, or by voting in person at the Meeting. Unless otherwise indicated on the form of proxy, shares represented by any proxy in the enclosed form, if the proxy is properly executed and timely delivered, will be voted in favor of all the matters to be presented at the Meeting, as described above.  All proxies must be received at least 72 hours prior to time fixed for the Meeting.

On all matters to be considered at the Meeting, abstentions and broker non-votes will be treated as neither a vote "for" nor "against" the matter, although they will be counted in determining whether a quorum is present. “Broker non-votes” are shares held by brokers or other nominees which are present in person or represented by proxy, but which are not voted on a particular matter because instructions have not been received from the beneficial owner.  Brokers and other nominees have discretionary voting authority under the applicable rules of the New York Stock Exchange to vote on "routine" matters.  This means that if a brokerage firm holds your shares on your behalf, those shares will not be voted with respect to non-routine matters on the agenda of the Meeting, unless you provide voting instructions by way of your proxy card.

Proxies for use at the Meeting are being solicited by the Board of Directors of the Company. Only shareholders of record at the close of business on July 6, 2017 will be entitled to vote at the Meeting.  Proxies are being mailed to shareholders on or about July 12, 2017 and will be solicited chiefly by mail. However, certain officers, directors, employees and agents of the Company, none of whom will receive additional compensation therefore, may solicit proxies by telephone, email or other personal contact. The Company will bear the cost for the solicitation of the proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of shares. The deadline for the submission of position statements is July 30, 2017.

On April 1, 2017, the Company had 19,291,418 outstanding Ordinary Shares, each of which is entitled to one vote upon each of the matters to be presented at the Meeting. Two or more shareholders holding the Ordinary Shares conferring in the aggregate at least 25% of the outstanding Ordinary Shares, present in person or by proxy or written ballot, will constitute a quorum at the Meeting. If within an hour from the time appointed for the Meeting a quorum is not present, the Meeting shall stand adjourned to the same day in the next week, at the same time and place. At such adjourned meeting, any two shareholders shall constitute a quorum.

PRINICIPAL SHAREHOLDERS

The following table sets forth certain information regarding the beneficial ownership of our ordinary shares as of April 1, 2017, unless otherwise specified, by each person who is known to own beneficially more than 5% of the outstanding ordinary shares.

Name of Beneficial Owners	Total Shares Beneficially Owned		Percentage of Ordinary Shares (1)
Monica Iancu	3,316,265	(2)	17.19%
Invesco Ltd. and affiliates	1,200,000	(3)	6.22%
 _________________________
(1)	Based on 19,291,418 ordinary shares outstanding on April 1, 2017.
(2)	Based on a Schedule 13G/A filed with the SEC on March 5, 2015.
(3)
Based on a Schedule 13G filed with the SEC on February 14, 2017, Invesco Advisers, Inc. is a subsidiary of Invesco Ltd. and advises the Invesco European Small Company Fund, which owns the foregoing shares.

EXECUTIVE COMPENSATION

For information relating to the compensation of our five most highly compensated officers with respect to the year ended December 31, 2016, please see "Item 6. Directors, Senior Management and Employees – B. Compensation of Directors and Executive Officers – Summary Compensation Table" in our annual report on Form 20-F for the year ended December 31, 2016.

ITEM 1 – APPOINTMENT OF INDEPENDENT AUDITORS

The Company’s auditor is Brightman Almagor Zohar & Co., certified public accountants in Israel and a member of Deloitte Touche Tohmatsu (the "Auditor").  At the Meeting, the shareholders will be asked to approve the re-appointment of the Auditor as the Company’s independent auditors until the Company’s next Annual General Meeting, and to authorize the Board of Directors of the Company to determine its remuneration or to delegate the Audit Committee thereof to do so. The remuneration paid to the Auditor for audit and non-audit services provided to the Company in the year 2016 was set forth in the Company's annual report on Form 20-F and will be presented at the Meeting.

Under the Israeli Companies Law, 5759–1999 (the “Companies Law”), the shareholders of the Company are authorized to appoint the Company’s auditor and to authorize the Board of Directors to determine its remuneration. The Company’s Board of Directors has authorized its Audit Committee to determine the Auditor’s remuneration for audit and non-audit services, as contemplated by the Sarbanes-Oxley Act of 2002.

It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, that the Company’s Auditor, Brightman Almagor Zohar & Co. (the “Auditor”), be, and it hereby is, re-appointed as the independent auditors of the Company until the close of the Company’s next Annual General Meeting, and that the Board of Directors of the Company be authorized to determine the Auditor’s remuneration or to delegate the Audit Committee thereof to do so.”

The affirmative vote of the holders of a majority of the Ordinary Shares present, in person or by proxy, and voting on the matter is required for the approval of this matter.

The Board of Directors recommends a vote FOR approval of the proposed resolution.

ITEM 2 – TO APPROVE THE RE-ELECTION OF MR. MIHAIL ROTENBERG AS A CLASS II
 DIRECTOR UNTIL THE 2020 ANNUAL GENERAL MEETING

Under the Company’s Articles of Association, our Board of Directors (excluding our External Directors) is divided into three classes of directors designated as Class I, Class II and Class III, which are differentiated by the dates of expiration of the terms of office of their respective directors.

Mr. Mihail Rotenberg is a member of Class II of the Board of Directors, and his term of office will expire at the Meeting.  If Mr. Mihail Rotenberg is re-elected, his term of office will expire at the Company’s 2020 Annual General Meeting of shareholders. Mr. Rotenberg qualifies as an "independent director" under the regulations of the SEC and the listing rules of the NASDAQ Stock Market.

Mr. Rotenberg has served as a director of our company since May 2008 and as our Chairman since May 2012. He is the founder of BreezeCOM Ltd., which merged to become Alvarion Ltd. Mr. Rotenberg served as the Chief Executive Officer of BreezeCOM from 1993 to 2000. From 2000 to 2005, Mr. Rotenberg served as President and CEO of Accessnet SA, a wireless internet service provider in Romania, which was sold in 2005 to Clearwire Inc. Mr. Rotenberg holds a Ph.D. degree from Polytechnic University, Bucharest, Romania.

On May 4, 2017, the Company’s Audit Committee (acting in its capacity as our Nominating Committee) and Board of Directors resolved to recommend that our shareholders re-elect Mr. Mihail Rotenberg as a Class II Director for an additional term of approximately three years. The Company’s Audit Committee and Board of Directors believe that Mr. Rotenberg’s re-election as a Director is in the best interest of the Company.

It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, to re-elect Mr. Mihail Rotenberg as a Class II director of the Company to serve until the Annual General Meeting to be convened in 2020.”

The affirmative vote of the holders of a majority of the Ordinary Shares present, in person or by proxy, and voting on the matter is required for the approval of this matter.

The Board of Directors recommends a vote FOR approval of this proposed resolution.

ITEM 3 – TO APPROVE THE ELECTION OF MEIR NISSENSOHN AS A CLASS III DIRECTOR
UNTIL THE 2018 ANNUAL GENERAL MEETING

Mr. Meir Nissensohn is an external director of the Board of Directors, and his term of office will expire on August 5, 2017. Mr. Nissensohn was originally an external director under the Companies Law, but in May 2016, pursuant to new regulations, our Board of Directors decided to opt out of the provisions of the Companies Law relating to external directors. If Mr. Meir Nissensohn is elected as a Class III director, his term of office will expire at the Company’s 2018 Annual General Meeting of shareholders. Mr. Nissensohn qualifies as an "independent director" under the regulations of the SEC and the listing rules of the NASDAQ Stock Market.

Mr. Nissensohn has served as a director of our company since August 2014. Mr. Nissensohn served as the Chairman of the Board of Directors and Chief Executive Officer of IBM Israel Ltd. from 1996 to 2012, having joined IBM Israel as a computer programmer in 1969. Since his retirement from IBM, he is involved in various business initiatives with venture capital funds. Mr. Nissensohn holds a B.Sc. in Industrial Engineering from the Technion – Israeli Institute of Technology, and a post graduate degree in Business Administration (Finance) and an M.B.A., both from Tel Aviv University.

On May 4, 2017, the Company’s Audit Committee (acting in its capacity as our Nominating Committee) and Board of Directors resolved to recommend that our shareholders elect Mr. Meir Nissensohn as a Class III Director for an additional term of approximately one year. The Company’s Audit Committee and Board of Directors believe that Mr. Nissensohn's re-election as a Director is in the best interest of the Company.

It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, to elect Mr. Meir Nissensohn as a Class III director of the Company to serve until the Annual General Meeting to be convened in 2018.”

The affirmative vote of the holders of a majority of the Ordinary Shares present, in person or by proxy, and voting on the matter is required for the approval of this matter.

The Board of Directors recommends a vote FOR approval of this proposed resolution.

ITEM 4 – TO APPROVE THE ELECTION OF JOSEPH TENNE AS A CLASS II DIRECTOR
UNTIL THE 2020 ANNUAL GENERAL MEETING

Mr. Joseph Tenne is an external director of the Board of Directors, and his term of office will expire on August 5, 2017.  Mr. Tenne was originally an external director under the Companies Law, but in May 2016, pursuant to new regulations, our Board of Directors decided to opt out of the provisions of the Companies Law relating to external directors. If Mr. Joseph Tenne is elected, as a Class II director, his term of office will expire at the Company’s 2020 Annual General Meeting of shareholders. Mr. Tenne qualifies as an "independent director" under the regulations of the SEC and the listing rules of the NASDAQ Stock Market.

Mr. Tenne has served as a director of our company since August 2014. Since August 1, 2014, Mr. Tenne has served as the CFO of Itamar Medical Ltd. Mr. Tenne serves as a director at AudioCodes Ltd., at Enzymotec Ltd., at Orbotech Ltd. and at Ratio Oil Explorations (Finance) Ltd. From 2005 to 2013, Mr. Tenne served as the CFO of Ormat Technologies, Inc., a company listed on the New York Stock Exchange. From 1997 until 2003, Mr. Tenne was a partner in Kesselman & Kesselman, Certified Public Accountants in Israel and a member of PricewaterhouseCoopers International Limited. Mr. Tenne holds a B.A. degree in Accounting and Economics and an M.B.A. degree from Tel Aviv University. Mr. Tenne is also a Certified Public Accountant in Israel.

On May 4, 2017, the Company’s Audit Committee (acting in its capacity as our Nominating Committee) and Board of Directors resolved to recommend that our shareholders elect Mr. Joseph Tenne as a Class II Director for an additional term of approximately three years. The Company’s Audit Committee and Board of Directors believe that Mr. Tenne's re-election as a Director is in the best interest of the Company.

It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, to elect Mr. Joseph Tenne as a Class II director of the Company to serve until the Annual General Meeting to be convened in 2020.”

The affirmative vote of the holders of a majority of the Ordinary Shares present, in person or by proxy, and voting on the matter is required for the approval of this matter.

The Board of Directors recommends a vote FOR approval of this proposed resolution.

ITEM 5 – TO APPROVE THE COMPENSATION OF EACH NON-EXECUTIVE DIRECTOR

Under the Companies Law, the compensation of directors must comply with the company’s compensation policy and requires the approval of the company’s compensation committee, board of directors and shareholders, in that order.

On September 27, 2011, our shareholders approved that each of our external directors will be entitled to receive an annual fee of NIS 53,500 (approximately $14,500) and a participation fee of NIS 2,820 (approximately $760) per meeting and that the remuneration of those external directors who are classified by the Board as expert external directors will be 20% higher than such amounts.

On May 4, 2017, our Audit Committee (acting in its capacity as our Compensation Committee) and Board of Directors have resolved to change the compensation of our non-executive directors to $13,200 per annum and $680 per meeting (or $400 for participation via teleconference) and that the remuneration of those non-executive directors who are classified by the Board as expert directors will be 20% higher than such amounts, subject to shareholder approval. They have also determined that these changes are in line with the terms and conditions of our Compensation Policy.

It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, to approve the compensation of each non-executive director who shall serve from time to time, in the amount of $13,200 per annum and $680 per meeting (or $400 for participation via teleconference), and that the remuneration of those non-executive directors who are classified by the Board as expert directors will be 20% higher than such amounts.”

The affirmative vote of the holders of a majority of the Ordinary Shares present, in person or by proxy, and voting on the matter is required for the approval of this matter.

The Board of Directors recommends a vote FOR approval of this proposed resolution.

ITEM 6 - RE-APPROVAL OF THE BONUS PLAN FOR MS. MONICA IANCU, OUR
CHIEF EXECUTIVE OFFICER

According to our Compensation Policy, as re-approved by our shareholders on August 11, 2016, the Company's CEO is entitled to an annual bonus equal to 5% of the Company's net profit, provided that the annual net profit exceeds 70% of the net profit defined in the previously approved budget. In addition, the Compensation Policy provides that the Compensation Committee and Board of Directors may also grant to the CEO an annual bonus of up to two monthly base salaries, based on qualitative criteria assessing the CEO's performance for that year (the "Discretionary Bonus"). According to our Compensation Policy, an officer's total annual bonus (plus the value of the officer's equity-based compensation, if any) cannot exceed the officer's total annual base salary. A copy of our Compensation Policy was filed with the SEC with our Annual Report on Form 20-F for the fiscal year ended December 31, 2013.

The current base salary of our Chief Executive Officer, Ms. Monica Iancu, is $240,000 per year, and she has no equity-based compensation. For 2014, 2015 and 2016, her total bonus was $180,000, $240,000 and $210,000, respectively.

The cash bonus plan for Ms. Iancu will be presented for re-approval at the Meeting. This is the same bonus plan that was approved by our shareholders on August 4, 2014. The cash bonus plan will entitle Mrs. Iancu to an annual bonus equal to 5% of the Company's net profit for such year, provided that the annual net profit exceeds 70% of the net profit defined in the previously approved budget. In addition, the Compensation Committee and Board of Directors may also grant a Discretionary Bonus of up to two monthly base salaries, based on qualitative criteria assessing the CEO's performance for that year. The cash bonus in any year must meet each of the requirements of the Compensation Policy, including the aforesaid cap equal to the annual base salary. For as long as Ms. Iancu is a member of the Company's Board of Directors, the payment of a Discretionary Bonus will be subject to shareholder approval by a simple majority, to the extent required by applicable law.

On May 4, 2017, our Audit Committee (acting in the capacity as our Compensation Committee) and Board of Directors determined that the proposed bonus plan is in line with the terms and conditions of our Compensation Policy and have re-approved the bonus plan, subject to shareholder approval.

It is proposed that at the Meeting, the following resolution be adopted:

“RESOLVED, the bonus plan for Mrs. Monica Iancu, the Company's Chief Executive Officer, as described in the Proxy Statement, be, and the same hereby is, approved."

Adoption of this proposal requires the affirmative vote of a majority of Ordinary Shares present at the meeting, in person, by proxy, and voting on the resolution, provided that (i) the shares voting in favor of such resolution include at least the majority of the shares voted by shareholders who are not controlling shareholders and who do not have a personal interest  in the annual cash bonus plan of Mrs. Iancu; or (ii) the total number of shares voted against the resolution by shareholders who are not controlling shareholders or interested parties does not exceed two percent of the total voting rights in the Company.

The Company does not have a controlling shareholder, but Mrs. Iancu is deemed to have a personal interest in this proposal. The Companies Law requires that each shareholder voting on this proposal indicate whether or not the shareholder has a personal interest in the proposal.  Otherwise, the shareholder is not eligible to vote on this proposal and his or her vote will not be counted.  Under the Companies Law, a "personal interest" of a shareholder: (i) includes a personal interest of any members of the shareholder’s family (or spouses thereof) or a personal interest of a company with respect to which the shareholder (or such family member) serves as a director or the CEO, owns at least 5% of the shares or has the right to appoint a director or the CEO; and (ii) excludes an interest arising solely from the ownership of the Company's shares.

To avoid confusion, in the enclosed form of proxy card, we refer to such a personal interest as a “personal benefit or other interest.” The proxy card includes a box you can mark to confirm that you are not a “controlling shareholder” and do not have a personal interest in this matter. If you do not mark this box, your vote will not be counted. If you are unable to make this confirmation, please contact our Legal Counsel at +972-4-993-6666 for instructions on how to vote your shares and indicate that you have a personal interest or, if you hold your shares in "street name", you may also contact the representative managing your account, who could then contact us on your behalf.

According to the Companies Law, even if the shareholders do not approve the proposed resolution, our Compensation Committee and Board of Directors may thereafter approve the proposal, provided that they have determined, based on detailed reasoning and a re-evaluation of the proposal, that the proposal is in the best interests of the Company despite the opposition of the shareholders.

The Company’s Board of Directors recommends that the shareholders vote “FOR” the proposed resolution.

ITEM 7 - FINANCIAL STATEMENTS

The Company has filed its audited financial statements for the year ended December 31, 2016 (the “Financial Statements”) in its annual report on Form 20-F, which has been filed with the Securities and Exchange Commission on April 6, 2017. You may read and copy this report without charge at the SEC's public reference room at 100 F Street, N.E., Washington, D.C. 20549. Copies of such material may be obtained by mail from the Public Reference Branch of the SEC at such address, at prescribed rates. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. The Company’s SEC reports are also available to the public at the SEC's website at http://www.sec.gov. These reports are not a part of this Proxy Statement.

The Financial Statements were approved by the Board of Directors as required by the Companies Law. The Company will hold a discussion with respect to the Financial Statements at the Meeting. This item will not involve a vote of the shareholders.

OTHER BUSINESS

Management knows of no other business to be transacted at the Meeting. If any other matters are properly presented to the Meeting, the persons named in the enclosed form of proxy will vote upon such matters in accordance with their best judgment.

Dated: June 20, 2017

By Order of the Board of Directors,

Monica Iancu
Chief Executive Officer